Exhibit 99.1

24 October 2025

Implementation of Scheme with Harmony

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to announce that the acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”) has today been implemented.

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Transfer of MAC Shares

All MAC Shares (including MAC Shares underlying MAC CDIs) have today been transferred to Harmony.

Payment of Scheme Consideration

MAC Securityholders who held MAC Shares or MAC CDIs at the Scheme Record Date, being 7:00 pm (Sydney time) on 17 October 2025 (for MAC CDI Holders) or 5:00 pm (New York time) on 17 October 2025 (for Scheme Shareholders) will be paid the Scheme Consideration in accordance with the terms of the Scheme and the post-implementation timetable set out below.

Delisting

The delisting of MAC Shares from the NYSE is anticipated to complete today, and the delisting of MAC from the ASX is anticipated to take effect by no later than the close of trading on 3 November 2025.

Post-implementation timetable

The remaining key dates expected for the Scheme are set out below.

Event	Date and time (Jersey time)
Consideration payment date to DTC for further payment by DTC participants to beneficial owners holding MAC Shares within DTC	27 October 2025
Consideration payment date for MAC Shares held outside DTC	31 October 2025
Consideration payment date for MAC CDIs	31 October 2025
Delisting of MAC from the ASX	3 November 2025

Further information

If, after reading the Scheme Circular, you have any questions about the payment of the Scheme Consideration, please contact MAC’s Share Registry or CDI Registry (as applicable), at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1